FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2015

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1    Translation of letter to the Buenos Aires Stock Exchange dated December 23, 2015

TRANSLATION

Autonomous City of Buenos Aires, December 23, 2015

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Notification of declaration of annulment of the partial award in CCI Arbitration 16232/JRF/CA "YPF vs. AESU and TGM"

Dear Sirs:

The purpose of this letter is to comply with the requirements of article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations.

In that connection, and in continuance of our prior communication of May 24, 2013 and the information in the Company’s Financial Statements as of September 30, 2015, please be informed that YPF S.A. was notified on December 23, 2015 of the decision of the Federal Administrative Court – Room IV (Cámara Contencioso Administrativo Federal - Sala IV), by which the Appeal for Annulment filed by the Company was upheld, declaring invalid the partial award of responsibility issued in CCI Arbitration 16232/JRF/CA "YPF vs AESU and TGM," which held YPF S.A. responsible for the rescission that took place in 2009 of gas export and transportation contracts entered into with AES Uruguaiana Emprendimientos S.A. (AESU) and Transportadora de Gas del Mercosur S.A. (TGM), which award is not final.

The Company has informed the Arbitral Tribunal of this resolution, requesting to set aside the arbitration.

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: December 24, 2015	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer